FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of November, 2004 (Report No. 2)

Commission File Number: 0-29742


                                 Retalix Limited

                        (Formerly Point of Sale Limited)
                 (Translation of registrant's name into English)


                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F X                  Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____             No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following document which is hereby attached hereto and incorporated by reference herein:

1. Press Release: Lotus Supermarkets in China Selects Retalix StoreLine for Installation Throughout the Chain. Dated: November 1, 2004.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       Retalix Limited
                                       (Registrant)
Date: December 5, 2004                 /s/ Guy Geri
                                       ------------------------

                                       By: Guy Geri, Controller

                          EXHIBIT INDEX



Exhibit Number            Description of Exhibit

10.1 Press Release: Lotus Supermarkets in China Selects Retalix StoreLine for Installation Throughout the Chain. Dated: November 1, 2004.

                                  EXHIBIT 10.1


Contact Information:

CCG                                          Retalix Ltd.
15300 Ventura Boulevard, Suite 303           Barry Shaked, CEO
Sherman Oaks, CA  91403                      Danny Moshaioff, CFO
(818) 789-0100                               Retalix Ltd.
Crocker Coulson, Partner                     (011) 972-9-776-6677
crocker.coulson@ccgir.com



FOR IMMEDIATE RELEASE



            Lotus Supermarkets in China Selects Retalix StoreLine for
                       Installation Throughout the Chain

RA'ANANA, Israel, November 1, 2004 - Retalix Ltd., (Nasdaq: RTLX), today announced that Lotus Supermarkets in China has selected Retalix Storeline as its in-store solution throughout the chain. Lotus Supermarkets is part of the Charoen Pokphand Group (CP), one of Thailand's largest conglomerates, which invests in the food, retail, distribution and telecommunications markets.

The first Lotus Supercenter installed with Retalix StoreLine opened in October, with 49 POS terminals in the store, running fully in Chinese, and connected to the Lotus head office. Rollout of StoreLine continues aggressively with 30 stores scheduled to be installed by year end, and a total of 124 stores to be rolled out by end of 2006. Half of the stores will be in the Shanghai area, and the rest in the Beijin and Guangzhou areas. The contract was announced as CP continues its expansion into Mainland China as foreign investment restrictions for the retail sector are being relaxed.

Retalix StoreLine is an advanced, Windows-based in-store solution that addresses grocery industry requirements by offering hardware-independent world-class POS, back office and mobile functionality, ease of use, system robustness and the ability to process critical data in real time across multiple sales channels and formats.

Mr. Triumph Tsay, Lotus Senior Executive Vice President, said, "We are delighted to appoint Retalix as our preferred retail software provider as we continue our expansion into mainland China. The proven robustness and reliability of StoreLine, along with the suite's global reputation, was a key factor in our decision. We are looking forward to growing our relationship with Retalix as we continue to increase our presence within the region."

"We are excited about the opportunity to work with the CP Group, one of the region's leading organizations, as they continue to broaden the scope of their enterprises," said Barry Shaked, CEO of Retalix Ltd. "Entering new territories and markets is an essential component of Retalix's growth plan as we seek to increase our market share and consolidate our technological leadership. Establishing our presence in Asia, and particularly in China, has been on our roadmap for the past couple of years, and this is our first significant accomplishment in reaching this goal. Our contract with the esteemed Charoen Pokphand Group further underlines our ability to offer a range of international and functionally rich store solutions, capable of supporting different formats, languages and currencies across diverse countries and regions."


About the Charoen Pokphand Group
Charoen Pokphand Group is a $15 billion, Fortune Magazine "500 Leaders Conglomerate". The CP Group has investments mainly in three sectors, including Agribusiness and Food Industries, Retail and Distribution Services, Telecommunications and Multimedia Services, and it's a first foreign investor in China. The CP Group owns and operates the Lotus Supercenters in China. The CP Group also manages additional 250 companies in 20 countries, employing more than 100,000 people. Additional information is available at www.cpthailand.com


About Retalix Ltd.
Retalix Ltd., with North American headquarters in Dallas, TX, provides integrated enterprise-wide software solutions for the global food and fuel retail industries, including supermarkets, convenience stores, fuel stations and restaurants. The Company offers a full suite of software applications that support a food retailer's essential retailing operations and enable retailers to increase their operating efficiencies while improving customer acquisition, retention and profitability. With installations in more than 30,000 stores and across 44 countries, the Company markets its software solutions through direct sales, distributors, local dealers and its various subsidiaries. For further information, please visit the Company's web site at www.retalix.com


Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, including revenues, income and expenses, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include risks relating to the Company's anticipated future financial performance, continued roll-outs with existing customers, the market reception of its new e-marketplace and ASP services, the potential benefits to food and fuel retailers and suppliers, expansion into new geographic markets, the conversion of sales leads into customers and the ramp-up of ASP users, the integration of the Company's acquisition of OMI and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including the Company's Annual Report on Form 20-F for the year ended December 31, 2003, for a discussion of these and other important risk factors. The Company undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.
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